Exhibit 99.1

NEWS RELEASE

MDA SPACE REPORTS SECOND QUARTER 2026 RESULTS

•	Backlog of $4.0 billion at quarter-end increased $310 million compared to Q1 2026

•	Revenues of $499 million, up 34% YoY

•	Adjusted EBITDA1 of $96 million, up 26% YoY; Adjusted EBITDA margin1 of 19.3%

•	Adjusted net income1 of $52 million, up 13% YoY

•	Operating cash flow of $(93) million; Free cash flow[1] of $(150) million

•	Net cash1 position of $153 million at quarter-end; Total liquidity of $1.1 billion

•	Increased midpoint of 2026 Revenue and Adjusted EBITDA guidance

Toronto, Ontario (August 7, 2026) - MDA Space Ltd. (TSX: MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, today announced its financial results for the second quarter ended June 30, 2026.

“With our continued focus on disciplined execution, the MDA Space team delivered another quarter of strong, profitable year-over-year growth in Q2 as we continue to advance our long-term growth strategy.

Robust order momentum drove backlog higher than the preceding quarter. Contract wins supporting programs with the Canadian Space Agency and Japan Ministry of Defense, as well as more recently the Canadian Armed Forces and European Space Agency, demonstrate how MDA Space is positioned to benefit from the growing demand for sovereign and defence space-based capabilities around the world.

We announced nine early customer contracts for MDA CHORUSTM, along with 32 letters of interest from customers across five regions and we inaugurated our new high-volume satellite manufacturing facility in Montreal, one of the largest in its satellite class.

The agreements to acquire Blue Canyon Technologies and CLS further expand our global reach and significantly increase our total addressable market. These two established businesses meet our strategic and financial criteria as profitable, cash-generating businesses that are highly complementary to MDA Space, and further position us to expand our existing $40 billion pipeline.

With these additions, we are building a stronger, more diversified and global MDA Space to maximize our market opportunities. We remain confident in our ability to execute on our growth plans and continue to deliver value for shareholders."

Mike Greenley, CEO of MDA Space

Q2 2026 HIGHLIGHTS

•	Backlog of $4.0 billion at quarter-end provides revenue visibility for 2026 and beyond and compares to $4.6 billion as of Q2 2025. This is an increase of $310 million compared to Q1 2026 driven by strong bookings in the quarter that exceeded conversion of backlog into revenue.

•	Revenues of $498.6 million in Q2 2026 were up 33.6% year-over-year driven by higher volumes across all business areas in the quarter.

•	Adjusted EBITDA of $96.3 million in Q2 2026 increased 26.2% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.3% in Q2 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Net income of $27.9 million in Q2 2026 was up 2.6% year-over-year. Diluted earnings per share was $0.20 in Q2 2026, a decrease of 9.5% year-over-year driven primarily by the increase in the average number of common shares outstanding following the Company’s initial public offering on the New York Stock Exchange in March 2026.

1As defined in the “Non-IFRS Financial Measures” section

•	Adjusted net income in Q2 2026 was $51.8 million increasing 12.9% year-over-year driven by the higher gross profit, partially offset by investments in SG&A and R&D. Adjusted diluted earnings per share of $0.36 in Q2 2026 decreased 1.5% year-over-year as the higher adjusted net income was offset by higher average shares outstanding largely due to the abovementioned IPO in the US.

•	Operating cash flow of $(93.4) million in Q2 2026 compared with $52.8 million in Q2 2025. The year- over-year decrease in operating cash flow was primarily due to normal program working capital fluctuations on major contracts.

•	Free cash flow of $(150.2) million in Q2 2026 compared to $16.2 million in Q2 2025. The year-over- year decrease was driven by reduced operating cash flow as a result of the aforementioned lower working capital contributions as well as higher capital expenditures.

•	Net cash position of $152.8 million at the end of Q2 2026 compares to a net debt position of $120.0 million as of December 31, 2025. The improved net cash position was largely driven by net proceeds received through the initial public offering in the United States, which was completed in March 2026.

2026 FINANCIAL OUTLOOK

As a trusted mission partner and leading global space technology provider, we are leveraging our capabilities and expertise to execute on targeted growth strategies across our end markets and business areas. Our strategic initiatives, which span across our three businesses, include investing in next generation space technology and services, expanding our presence in attractive markets and geographies, scaling and expanding operations, skills, and talent to meet current and future market demand, leveraging strategic mergers, acquisitions and partnerships to complement organic growth, and continuing to position ourselves as Canada’s national defence and space champion and a trusted supplier to partners and allies globally. We continue to make good progress against our long-term strategic plan.

MDA Space is well positioned to capitalize on strong customer demand and robust market activity given our diverse and proven technology offerings. Our growth pipeline is significant and underpinned by existing and new programs and our book of business is healthy.

Our fiscal 2026 outlook has been updated and now consists of the following:

•	Narrowing Revenue to $1.8 - $1.9 billion, compared to $1.7 - $1.9 billion previously, representing year-over-year growth of approximately 13% at the mid-point of guidance and reflecting a solid H1 for MDA Space

•	Narrowing Adjusted EBITDA to $330 - $370 million, compared to $320 - $370 million previously, representing year-over-year growth of approximately 8% at the mid-point of guidance

•	Adjusted EBITDA margin is reaffirmed at 18% - 20%

•	Capital expenditures are reaffirmed at $225 - $275 million to support another year of investments related to the production expansion at our Montreal facility and investments in chip development

•	Free cash flow is reaffirmed to be neutral to negative driven by normal program working capital fluctuations

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	Second Quarters Ended		Six Months Ended
(in millions of Canadian dollars, except per share data)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenues	$498.6	$373.3	$962.7	$724.3
Gross profit	125.9	94.8	241.1	174.5
Gross margin	25.3%	25.4%	25.0%	24.1%
Adjusted EBITDA	96.3	76.3	186.9	144.9
Adjusted EBITDA Margin	19.3%	20.4%	19.4%	20.0%
Adjusted Net Income	51.8	45.9	102.5	84.4
Adjusted Diluted EPS	$0.36	$0.36	$0.74	$0.66

Note: Adjusted EBITDA, Adjusted EBITDA margin, adjusted Net Income and Adjusted Diluted EPS are non-IFRS measures (discussed in the Non-IFRS Measures section)

		As at
(in millions of Canadian dollars, except for ratios)	June 30, 2026	December 31, 2025
Backlog	$4,003.0	$4,012.9
Net debt[2] to TTM[3] Adjusted EBITDA ratio	(0.4)x	0.4x

 2As defined in the ‘Non-IFRS Financial Measures’ section

3TTM: trailing twelve months

REVENUES BY BUSINESS AREA

	Second Quarters Ended		Six Months Ended
(in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Satellite systems	$336.1	$232.6	$649.20	$454.60
Robotics and space operations	99.5	88	191.1	165.3
Geointelligence	63.0	52.7	$122.4	104.4
Consolidated revenues	$498.6	$373.3	$962.70	$724.30

Revenues

Consolidated revenues for the second quarter of 2026 were $498.6 million, representing an increase of $125.3 million (or 33.6%) from the second quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in the quarter.

By business area, revenues in Satellite Systems for the second quarter of 2026 were $336.1 million, which represents an increase of $103.5 million (or 44.5%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the second quarter of 2026 were $99.5 million, which represents an increase of $11.5 million (or 13.1%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the second quarter of 2026 were $63.0 million, which represents an increase of $10.3 million (or 19.5%) from the same period in 2025 driven by higher volume of work on new programs.

Consolidated revenues for the six months ended June 30, 2026 were $962.7 million, representing an increase of $238.4 million (or 32.9%) from the same period in 2025. The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas in the quarter.

By business area, revenues in Satellite Systems for the six months ended June 30, 2026 were $649.2 million, which represents an increase of $194.6 million (or 42.8%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the six months ended June 30, 2026 were 191.1 million, which represents an increase of 25.8 million (or 15.6%) from the same period in 2025 driven by the increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the six months ended June 30, 2026 were 122.4 million, which represents an increase of 18.0 million (or 17.2%) from the same period in 2025 driven by higher volume of work on new programs.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q2 2026 gross profit of $125.9 million represents a 31.1 million (or 32.8%) increase over Q2 2025 driven by higher volumes of work performed across all business areas. Gross margin in Q2 2026 is 25.3% consistent with gross margin of 25.4% in Q2 2025.

For the six months ended June 30, 2026, gross profit of $241.1 million represents a $66.6 million (or 38.2%) increase over 2025 levels driven by higher volumes of work across all business areas. Gross margin for the six months ended June 30, 2026 was 25.0% and compares to a gross margin of 24.1% for the six months ended June 30, 2025.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the second quarter of 2026 was $96.3 million compared with $76.3 million for the second quarter of 2025, representing an increase of $20.0 million (or 26.2%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.3% in the second quarter of 2026 compared to 20.4% adjusted EBITDA margin reported in the second quarter of 2025 and is in line with the Company’s full year margin guidance.

Adjusted EBITDA for the six months ended June 30, 2026 was $186.9 million compared with $144.9 million for the same period in 2025, representing an increase of $42.0 million (or 29.0%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.4% for the six months ended June 30, 2026 compared to 20.0% in 2025 and is in line with the Company’s full year margin guidance .

Adjusted Net Income

Adjusted net income for the second quarter of 2026 was $51.8 million compared with $45.9 million for the second quarter of 2025, representing an increase of $5.9 million (or 12.9%) year-over-year primarily driven by higher gross profit partially offset by investments in SG&A and R&D.

Adjusted net income for the six months ended June 30, 2026 was $102.5 million compared with $84.4 million for the same period in 2025, representing a increase of $18.1 million (or 21.4%) year-over-year largely due to higher gross profit partially offset by investments in SG&A and R&D.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at June 30, 2026 was $4,003.0 million, a decrease of $564.9 million from the backlog at June 30, 2025. The decrease was driven by continued conversion of our backlog into revenue, partially offset by net bookings. Our net bookings in Q2 2026 includes the impact from a reduction in scope of work related to the River-class Destroyer (CSC) program. The following table shows the build up of backlog for the three and six months ended June 30, 2026 as compared with the same period in 2025.

	Second Quarters Ended		Six Months Ended
(in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Opening Backlog	$3,692.7	$4,838.4	$4,012.9	$4,385.5
Less: Revenue recognized	(498.6)	(373.3)	(962.7)	(724.3)
Add: Order Bookings	808.9	102.8	952.8	906.7
Ending Backlog	$4,003.0	$4,567.9	$4,003.0	$4,567.9

CONFERENCE CALL AND WEBCAST

MDA Space will host a conference call and webcast to discuss these financial results on Friday, August 7, 2026 at 8:30 a.m. ET. Interested parties can join the call by dialing 416-945-7677 (Toronto area) or 1-888-699-1199 (toll-free North America) or +44-800-279-7040 (toll-free United Kingdom) and entering the conference ID 88767. A live webcast of the conference call and an accompanying slide presentation will be available at https://mda-en.investorroom.com/events-presentations.

A replay of the webcast will be archived on the MDA Space Investor Relations website. Parties may also access a recording of the call, which will be available until August 14, 2026, by dialing 1-888-660-6345 and entering the passcode 88767 #.

NON-IFRS FINANCIAL MEASURES

This press release refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non- IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt (Cash) and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) unrealized gain or loss on financial instruments, iii) share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, and v) other items that may arise from time to time. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted Net Income is calculated by adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) unrealized gain or loss on financial instruments, iv) share-based compensation expenses, v) share of profit or loss of equity-accounted investees, and vi) other items that may arise from time to time. Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding. Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue. Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q1 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt (Cash) is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately.

Free Cash Flow is a supplemental measure used by Management and other users of the financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

FORWARD-LOOKING STATEMENTS

This news release contains certain statements that may constitute “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements”), including but not limited to statements relating to our financial position, business and growth strategies and our revenue pipeline. When used in this news release, forward-looking statements often but not always, can be identified by the use of forward-looking words such as, including but not limited to, “may”, “will”, “would”, “should”, “expect”, “believe”, “intend”, "future" and other similar terminology or the negative or inverse of such words or terminology. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, including but not limited to: pipeline opportunities resulting in awarded contracts and realized revenue; retention of material customers; successful execution of our business strategies; consistent and stable economic conditions or conditions in financial markets; government priorities and the growth in the global space industry being consistent with expectations; consistent and stable legislation in the various countries in which we operate; and continued availability of qualified personnel.

Forward-looking statements are also subject to risks and uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from those anticipated in such forward-looking statements for a variety of reasons, including without limitation: economic, political and geopolitical conditions; catastrophic space events, natural disasters and other significant disruptions; policies, priorities, mandates and funding levels of governmental entities; the termination of customer contracts; our revenue pipeline not resulting in firm contracts or realized revenue; the ability to execute large, complex and fixed-price contracts within expected cost, schedule and performance parameters; variability in the timing and realization of revenues from backlog; cybersecurity risks; tariffs or other international trade disputes; the loss, failure or performance degradation of RADARSAT-2; revenue concentration in a small number of contracts; the failure to successfully implement our growth strategy; supplier risks; our ability to develop new technology; risks associated with artificial intelligence and the adoption of emerging technologies; our ability to attract, train and retain employees; regulatory and export control requirements and approvals; financing, liquidity and covenant compliance risks; and the other risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward- looking statements. There are a number of additional risks and uncertainties affecting or that could affect MDA Space, which could cause actual results and developments to differ materially from those described in, expressed or implied by these forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information. These forward-looking statements speak only as of the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain information in this news release, including the section entitled “2026 Financial Outlook”, may be considered as “financial outlook” or “future-oriented financial information” within the meaning of applicable securities laws. The purpose of this financial outlook or future-oriented financial information is to provide readers with disclosure regarding MDA Space’s reasonable expectations as to the anticipated results of its proposed business activities for the period indicated. Readers are cautioned that the financial outlook or future-oriented financial information may not be appropriate for other purposes.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of- a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations 289-914-0209

jim.floros@mda.space

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications 613-796-6937

amy.macleod@mda.space

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income
For the three and six months ended June 30, 2026 and 2025

(In millions of Canadian dollars except per share figures)

	Three months ended June	Three months ended June	Six months ended June	Six months ended June
	30, 2026	30, 2025	30, 2026	30, 2025
Revenue	$498.6	$373.3	$962.7	$724.3

Cost of revenue
Materials, labour and subcontractors	(355.7)	(264.6)	(689.6)	(522.2)
Depreciation and amortization of assets	(17.0)	(13.9)	(32.0)	(27.6)
Gross profit	125.9	94.8	241.1	174.5

Operating expenses Selling, general and administration	(45.1)	(29.8)	(75.3)	(53.2)
Research and development, net	(13.0)	(6.0)	(21.6)	(11.5)
Amortization of intangible assets	(30.6)	(11.7)	(61.1)	(23.3)
Share-based compensation	(6.6)	(3.7)	(12.4)	(7.6)
Operating income	30.6	43.6	70.7	78.9

Other income (expenses)
Gain on financial instruments	3.3	2.6	2.9	2.7
Foreign exchange gain (loss) and other	9.4	(11.0)	17.8	2.1
Finance income	3.0	3.5	4.0	5.2
Finance costs	(4.6)	(2.9)	(11.0)	(7.8)
Share of loss of equity-accounted investee	(0.1)	—	(1.6)	—
Income before taxes	41.6	35.8	82.8	81.1

Income tax expense	(13.7)	(8.6)	(25.3)	(21.0)
Net income	27.9	27.2	57.5	60.1

Other comprehensive income
Gain on translation of foreign operations	5.0	1.5	8.2	0.7

Remeasurement gain (loss) on defined benefit plans	2.1	8.4	(0.1)	6.4
Total comprehensive income	35	37.1	65.6	67.2

Earnings per share:
Basic	$0.20	$0.22	$0.43	$0.49
Diluted	0.20	0.21	0.42	0.47

Weighted-average common shares outstanding:
Basic	138,845,290	123,118,335	133,661,126	122,681,264
Diluted	142,521,230	128,062,208	137,957,874	127,728,558

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Financial Position
June 30, 2026 and 2025

(In millions of Canadian dollars)

As at	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash	$397.8	$152.0
Trade and other receivables	189.3	142.6
Unbilled receivables	203.4	187.5
Inventories	32.0	23.5
Income taxes receivable	59.5	52.9
Other current assets	44.9	53.3
	926.9	611.8
Non-current assets:
Property, plant and equipment	711.4	649.6
Right-of-use assets	107.1	114.5
Intangible assets	868.0	876.7
Goodwill	817.4	804.4
Equity-accounted investees	9.7	11.3
Deferred income tax assets	19.7	10.0
Other non-current assets	306.7	279.2
	2,840.0	2,745.7
Total assets	3,766.9	3,357.5

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	546.2	391.4
Income taxes payable	6.6	11.0
Contract liabilities	578.8	798.9
Current portion of net employee benefit payable	69.0	77.1
Current portion of lease liabilities	19.1	20.2
Other current liabilities	15.2	20.5
	1,234.9	1,319.1
Non-current liabilities:
Net employee defined benefit payable	24.1	23.4
Lease liabilities	114.2	118.9
Long-term debt	245.0	272.0
Deferred income tax liabilities	234.6	245.7
Other non-current liabilities	23.5	23.4
	641.4	683.4
Total liabilities	1,876.3	2,002.5

Shareholders' equity
Common shares	1,508.3	1,042.7
Contributed surplus	40.4	36.0
Accumulated other comprehensive income	37.2	29.1
Retained earnings	304.7	247.2
Total equity	1,890.6	1,355.0
Total liabilities and equity	$3,766.9	$3,357.5

MDA Space Ltd.

Unaudited Interim Condensed Consolidated Statement of Cash Flows
For the three months and six months ended June 30, 2026 and 2025
(In millions of Canadian dollars)

	Three months ended June 30,	Three months ended June 30,	Six months ended June	Six months ended June
	2026	2025	30, 2026	30, 2025
Cash flows from operating activities
Net income	$27.9	$27.2	$57.5	$60.1
Items not affecting cash:
Income tax expense	13.7	8.6	25.3	21.0
Depreciation of property, plant, and equipment	10.8	7.2	19.5	14.2
Depreciation of right-of-use assets	3.5	3.2	7.2	6.5
Amortization of intangible assets	34.2	15.2	68.0	30.2
Share-based compensation	5.5	2.5	9.8	5.3
Investment tax credits accrued	(8.0)	(5.3)	(18.6)	(13.3)
Finance costs and foreign exchange differences	(14.7)	(0.6)	(9.3)	2.6
Gain on financial instruments	(3.3)	(2.6)	(2.9)	(2.7)
Share of loss of equity-accounted investee	0.1	—	1.6	—
Loss on buy-out of pension liability	—	—	0.3	—
Changes in operating assets and liabilities	(135.3)	3.3	(156.7)	199.1
	(65.6)	58.7	1.7	323.0
Interest paid	(8.3)	(2.3)	(10.6)	(4.6)
Income tax (paid) received, net	(19.5)	(3.6)	(23.6)	1.4
Net cash generated (used) in operating activities	(93.4)	52.8	(32.5)	319.8

Cash flows from investing activities
Purchases of property and equipment	(52.1)	(46.9)	(119.3)	(86.7)
Purchases/development of intangible assets	(11.2)	(22.9)	(32.5)	(44.8)
Government grants on capital expenditure	6.5	33.2	6.5	33.2
Proceeds from disposal of assets	—	—	—	0.2
Acquisition of subsidiaries, net of cash	—	(2.8)	—	(2.8)
Proceeds from disposal of equity securities	—	—	9.4	—
Net cash used in investing activities	(56.8)	(39.4)	(135.9)	(100.9)

Cash flows from financing activities
Proceeds from senior credit facility	—	250.0	95.0	250.0
Repayments of senior credit facility	—	—	(125.0)	—
Transaction costs related to loans and borrowings	(1.9)	—	(1.9)	—
Payment of lease liability (principal portion)	(3.1)	(2.3)	(6.1)	(4.7)
Proceeds from share issuance, net of transaction costs	—	—	441.5	—
Proceeds from stock options exercised	1.1	27.7	4.0	36.4
Net cash generated in financing activities	(3.9)	275.4	407.5	281.7

Net increase in cash	(154.1)	288.8	239.1	500.6
Net foreign exchange difference on cash	7.9	0.8	4.0	(1.4)
Cash, beginning of period prior to restatement for IFRS 9 amendments	544.0	376.3	152.0	166.7
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	$—	$—	2.7	—
Cash, end of period	$397.8	$665.9	$397.8	$665.9

RECONCILIATION OF NON-IFRS MEASURES

The following table provides a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	Second Quarters Ended		Six Months Ended
(in millions of Canadian dollars)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	$27.9	$27.2	$57.5	$60.1
Depreciation and amortization of assets	17.8	13.9	33.5	27.6
Amortization of intangible assets related to business combination	30.6	11.7	61.1	23.3
Income tax expense	13.7	8.6	25.3	21.0
Finance income	(3.0)	(3.5)	(4.0)	(5.2)
Finance costs	4.6	2.9	11.0	7.8
EBITDA	$91.6	$60.8	$184.4	$134.6
Unrealized foreign exchange gain (loss)	(9.3)	8.0	(19.0)	(3.4)
Gain on financial instruments	(3.3)	(2.6)	(2.9)	(2.7)
Loss on buy-out of pension liability	—	—	0.3	—
Acquisition, integration and reorganization costs	12.3	7.6	13.3	11.1
Equity-settled share-based compensation	4.9	2.5	9.2	5.3
Share of loss of equity-accounted investee	$0.1	$—	$1.6	$—
Adjusted EBITDA	$96.3	$76.3	$186.9	$144.9

	Second Quarters Ended		Six Months Ended
(in millions of Canadian dollars except	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income	$27.9	$27.2	$57.5	$60.1
Amortization of intangible assets	30.6	11.7	61.1	23.3
Acquisition, integration and reorganization costs	12.3	7.6	13.3	11.1
Loss on buy-out of pension liability	—	—	0.3	—
Gain on financial instruments	(3.3)	(2.6)	(2.9)	(2.7)
Unrealized foreign exchange gain	(9.3)	8.0	(19.0)	(3.4)
Embedded derivative effects	0.2	(1.7)	1.2	(0.6)
Equity-settled share-based compensation	4.9	2.5	9.2	5.3
Share of loss of equity-accounted investee	0.1	—	1.6	—
Income taxes related to the above items (1)	(11.6)	(6.8)	(19.8)	(8.7)
Adjusted net income	$51.8	$45.9	$102.5	$84.4
Weighted average number of shares	142,521,230	128,062,208	137,957,874	127,728,558
Adjusted earnings per share - diluted	$0.36	$0.36	$0.74	$0.66

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.